Exhibit 2.2

DESCRIPTION OF SECURITIES

We are a Cayman Islands company, and our affairs are governed by our memorandum and articles of association and the Companies Act, Cap.22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Act. We have filed copies of our complete Memorandum and Articles of Association as exhibits to our Annual Report on Form 20-F for the year ended 2006 filed with the SEC on April 2, 2007.

Our authorized share capital consisted of 135,000,000 ordinary shares, par value of US$0.519008 per share (reflecting the Reverse Stock Split and an increase in the authorized share capital on August 26, 2021).

Ordinary Shares

We were incorporated under the laws of the Cayman Islands as an exempted company. A Cayman Islands exempted company:

●	is a company that conducts its business outside the Cayman Islands;
●	is exempted from certain requirements of the Companies Act, including the filing of any annual return of its shareholders with the Registrar of Companies or the Immigration Board;
●	does not have to make its register of shareholders open to inspection; and,
●	may obtain an undertaking against the imposition of any future taxation.

The following summarizes the terms and provisions of our share capital, as well as the material applicable laws of the Cayman Islands.

The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares.

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one-fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands, which may make a winding-up order, if the court is of the opinion that it is just and equitable that we should be wound up. Where any such petition has been presented by our shareholders, the Grand Court is permitted to make alternative order to a winding-up order, including orders regulating the conduct of our affairs in the future, requiring us to refrain from doing an act complained of by the petitioner or for the purchase of our shares by us or another shareholder.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our amended and restated memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge:

●	an act which is ultra vires or illegal;
●	an act which constitutes a fraud against the minority shareholder and the wrongdoers are themselves in control of us; and,
●	an irregularity in the passing of a resolution that requires a qualified (or special) majority.

Pre-emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our amended and restated memorandum and articles of association.

Modification of Rights

Except with respect to share capital (as described below), alterations to our amended and restated memorandum and articles of association may only be made by special resolution of no less than two-thirds of votes cast at a meeting of the shareholders.

Subject to the Companies Act, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified, or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

The provisions of our amended and restated articles of association relating to general meetings shall apply similarly to every such separate general meeting, but the quorum for the purposes of any such separate general meeting or at its adjourned meeting shall be a person or persons together holding (or represented by proxy) not less than one third in nominal value of the issued shares of that class. Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Alteration of Capital

We may from time to time, by ordinary resolution:

●	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so canceled subject to the provisions of the Companies Act;
●	sub-divide our shares or any of them into shares of smaller amount than is fixed by our amended and restated memorandum and articles of association, subject nevertheless to the Companies Act, and so that the resolution whereby any share is subdivided may determine that, as between the holders of the share resulting from such subdivision, one or more of the shares may have any such preference or other special rights, or may have such deferred rights or be subject to any such restrictions as compared with, the others as we have the power to attach to unissued or new shares; and,
●	divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified, or special rights, privileges, conditions, or such restrictions which, in the absence of any such determination in a general meeting, may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Act, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our amended and restated memorandum and articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any form prescribed by the NASDAQ Capital Market or in any other form which our directors may approve. You should note that, under Cayman Islands law, a person whose name is entered on the register of members will be deemed to be a member or shareholder of our company. We have designated American Stock Transfer and Trust Company as our share registrar. Under Cayman Islands law, a share certificate constitutes admissible evidence as proof of title of its holder to the shares specified on such certificate.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates, and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped (in circumstances where stamping is required);
●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and,
●	a fee of such maximum sum as the NASDAQ Global Market may at any time determined to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by any other means in accordance with any requirements of the NASDAQ Capital Market, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share Repurchase

We are empowered by the Companies Act and our amended and restated memorandum and articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our amended and restated memorandum and articles of association, and to any applicable requirements imposed from time to time by the U.S. Securities and Exchange Commission, the NASDAQ Capital Market, or by any recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Act, we may declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits that our directors determine is no longer needed. Our Board of Directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides: (1) all dividends shall be declared and paid according to the amounts paid upon the shares in respect of which the dividend is paid, but no amount paid upon a share in advance of calls shall be treated for this purpose as paid up on that share; and, (2) all dividends shall be apportioned and paid pro-rata according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay any dividend that is payable on any shares semi-annually or on any other dates, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or other money payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls or otherwise.

No dividend or other money payable by us on or in respect of any share shall bear interest against us.

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that: (1) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment, or (2) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. We may also, on the recommendation of our directors, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right of shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest, or other sum payable in cash to any shareholder may be paid by check or warrant sent by mail addressed to the shareholder at his registered address or addressed to such person and at such addresses as the shareholder may direct. Every check or warrant shall, unless the shareholder or joint shareholders otherwise direct, be made payable to the order of the shareholder or, in the case of joint shareholders, to the order of the shareholder whose name stands first on the register in respect of such shares, and shall be sent at their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends unclaimed by shareholders for one year after having been declared may be invested or otherwise made use of by our Board of Directors for the benefit of our company until claimed. Any dividend unclaimed by shareholders after a period of six years from the date of declaration of such dividend may be forfeited and, if so forfeited, shall revert to us.

Whenever our directors have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid-up shares, debentures, or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of a person entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

●	all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of twelve years prior to the publication of the advertisement and during the three months referred to in the third bullet point below;

●	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and,

●	we have caused an advertisement to be published in newspapers in the manner stipulated by our amended and restated memorandum and articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such advertisement, and the NASDAQ Global Market has been notified of such intention.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds, we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Issuance of Additional Ordinary Shares or Preference Shares

Subject to the Companies Act and the rules of the NASDAQ Capital Market and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, our Board of Directors may issue additional ordinary shares from time to time as our Board of Directors determines, to the extent of available authorized but unissued shares and establish from time to time one or more series of preference shares, and to determine, with respect to any series of preference shares, the terms, and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, conversion rights, voting rights; and,
●	the rights and terms of redemption and liquidation preferences.

Subject to the foregoing, our Board of Directors may issue a series of preference shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preference shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preference shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preference shares may dilute the voting power of holders of ordinary shares.

Subject to applicable regulatory requirements, our Board of Directors may issue additional ordinary shares without action by our shareholders to the extent of available authorized but unissued shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “FFHL.”

Voting Rights and Quorum Requirements

Under Cayman Islands law, the voting rights of shareholders are regulated by the company’s articles of association and, in certain circumstances, the Companies Act. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or Board of Directors. Under Cayman Islands law, certain matters must be approved by a special resolution which is defined as two-thirds of the votes cast by shareholders present at a meeting and entitled to vote or such higher majority as is specified in the articles of association; otherwise, unless the articles of association otherwise provide, the majority is usually a simple majority of votes cast.

In comparison, under Delaware law, unless otherwise provided in the corporation’s certificate of incorporation, each shareholder is entitled to one vote for each share of stock held by the shareholder. Unless otherwise provided in the corporation’s certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of shareholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting and entitled to vote is required for shareholder action, and the affirmative vote of a plurality of shares is required for the election of directors.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by: (a) a majority in number representing seventy-five percent (75%) in value of the shareholders voting together as one class; and, (b) if the shares to be issued to each shareholder in the surviving company are to have the same rights and economic value as the shares held in the constituent company, a special resolution of the shareholders voting together as one class.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders.  For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

There are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose.

The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	the company is not proposing to act illegally, or ultra vires, and the statutory provisions as to majority vote have been complied with;
●	the shareholders have been fairly represented at the meeting in question;
●	the arrangement is such as a businessman would reasonably approve; and,
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith, or collusion.

Cayman Islands laws do not require that shareholders approve sales of all or substantially all of a company’s assets as is commonly adopted by U.S. corporations.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissent shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

The Cayman Islands Grand Court Rules allow shareholders to seek leave to bring derivative actions in the name of the Company against wrongdoers. In principle, we will normally be the proper plaintiff, and a derivative action may not be brought by a minority shareholder. However, based on English authorities, who would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting or proposing to act illegally or beyond the scope of its authority;
●	the act complained of, although not beyond the scope of its authority, could be affected duly if authorized by more than a simple majority vote which has not been obtained; and,
●	those who control the company are perpetrating a “fraud on the minority.”

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste, and actions not taken in accordance with applicable law. In such actions, the court generally has the discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Corporate Governance

Cayman Islands laws do not restrict transactions with directors, requiring only those directors to exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the Nasdaq Stock Market, Inc. or unless disqualified by the chairman of the relevant Board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide for the indemnification of our directors, auditors, and officers against all losses or liabilities incurred or sustained by him or her as a director, auditor, or officer of our company in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or in which he or she is acquitted provided that this indemnity may not extend to any matter in respect of any fraud or dishonesty which may attach to any of these persons.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

We are managed by our Board of Directors. Our amended and restated memorandum and articles of association provide that the number of our directors shall not be less than two, and there shall be no maximum number of our directors unless our shareholders in the general meeting otherwise determine a maximum number. Currently, we have set our Board of Directors to have five directors. Any director on our Board may be removed by way of an ordinary resolution of shareholders. At each annual general meeting, one-third of our directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation provided that the chairman of the Board and/or the managing director of the Company shall not, whilst holding such office, be subject to retirement by rotation. Any vacancies on our Board of Directors or additions to the existing Board of Directors can be filled by an ordinary resolution of our shareholders or the affirmative vote of a majority of the remaining directors, although this may be less than a quorum where the number of remaining directors falls below the minimum number fixed by our Board of Directors. Our directors are not required to hold any of our shares to be qualified to serve on our Board of Directors.

Meetings of our Board of Directors may be convened at any time deemed necessary by any one of our directors. Advance notice of a meeting is not required if each director entitled to attend consents to the holding of such meeting.

A meeting of our Board of Directors at which a quorum is present shall be competent to make lawful and binding decisions. At any meeting of our directors, each director is entitled to one vote.

Questions arising at a meeting of our Board of Directors are required to be decided by simple majority votes of the members of our Board of Directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our Board of Directors may also pass resolutions without a meeting by unanimous written consent.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Inspection of Corporate Records

Shareholders of a Cayman Islands company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records of the company. However, these rights may be provided in the articles of association.

In comparison, under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of the list(s) of shareholders, and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Shareholder Proposals

The Companies Act does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the articles of association.

Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which shareholders may bring business before a meeting.

Approval of Corporate Matters by Written Consent

The Companies Act allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association.

In comparison, Delaware law permits shareholders to act by written consent signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.

Calling of Special Shareholders Meetings

The Companies Act does not have provisions governing the proceedings of shareholders meetings that are usually provided in the articles of association.

In comparison, Delaware law permits the Board of Directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.

Staggered Board of Directors

The Companies Act does not contain statutory provisions that require staggered Board arrangements for a Cayman Islands company. Such provisions, however, may validly be provided for in the articles of association.

In comparison, Delaware law permits corporations to have a staggered Board of Directors.

Anti-takeover Provisions

Neither Cayman Islands nor Delaware law prevents companies from adopting a wide range of defensive measures, such as staggered Boards, blank check preferred, and removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings, act by written consent and submit shareholder proposals.